Exhibit 99.2

PRINCIPAL SOLAR, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2012, and

For the Three Months Ended March 31, 2013

Effective June 17, 2013, Principal Solar, Inc. ("PSI" or "Company") entered into an acquisition agreement with Vis Solis, Inc., a Tennessee limited liability company, and AstroSol, Inc., a Tennessee corporation (together "Co-Sellers"), the members of Powerhouse One, LLC (“Powerhouse”), whereby 89% of the outstanding membership interests of Powerhouse were exchanged for $6,200,000 in cash. Combined with its then existing operations, the acquisition of Powerhouse gave the Company greater scale and greater geographic diversification, both important aspects to its overall business plan.

At the time of acquisition, the four solar arrays owned by Powerhouse had a remaining estimated useful life of 23 years (being first placed in service in 2011), and power generated is sold to a utility in Franklin County Tennessee under a PPA having a fixed premium of $0.12 per kilowatt-hour (“kWh”) over scheduled rates provided by the U.S. General Services Administration ("GSA-1"), currently approximately $0.10 per kWh, resulting in a forecasted rate of $0.22 per kWh through 2021, and a market rate based upon the GSA-1 scheduled rate for the remaining 10 years of the initial 20 year term.

The acquisition was accounted for as a business combination under Financial Accounting Standards Board Accounting Standard Codification Section 805, Business Combinations (“ASC 805”), and was entered into in order to acquire the solar arrays. As part of the acquisition, 46,010 shares were issued to Co-Sellers in consideration for the right to acquire their remaining 11% noncontrolling interest for $766,827 within one year from the initial acquisition date. The value of the noncontrolling interest was pro-rated based upon the negotiated value of the equity interest acquired by the Company. Additional financing was provided by the sale of 2,909,091 shares of common stock and the incurrence of $5,050,000 of debt to Bridge Bank, National Association with an interest rate of 7.5% annually.

The following unaudited pro forma condensed combined statements of operations give effect to the acquisition by the Company in a transaction to be accounted for under the acquisition method of accounting in accordance with ASC 805.

The unaudited pro forma condensed combined statements of operations are based on the historical statements of operations of PSI and the historical consolidated statements of operations of Powerhouse, and combines the results of operations of PSI and Powerhouse for the year ended December 31, 2012, and the three months ended March 31, 2013, giving effect to the acquisition as if it occurred on January 1 of the earliest period presented. Because a consolidated balance sheet including the assets, liabilities, and equity of Powerhouse has been reported since the acquisition date, no pro forma balance sheet has been included herein.

The historical financial information has been adjusted in the unaudited pro forma condensed combined statements of operations to give effect to pro forma events that are directly attributable, factually supportable, and expected to have a continuing impact on the combined results.  In addition, the unaudited pro forma condensed combined statements of operations do not reflect any of the synergies or cost reductions that may result from the acquisition and do not include any costs or other one-time charges that may be incurred in connection with Powerhouse operations.

These unaudited pro forma condensed combined financial statements are for informational purposes only.  They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date or for the period presented, or which may be realized in the future.

The following presents the preliminary estimated fair values of the net assets acquired pending obtaining an appraisal of certain assets based on assumptions we believe unrelated market participants would use based on observable and unobservable marketplace factors:

Cash	$122,786
Accounts receivable	178,723
Solar arrays	6,665,318
Noncontrolling interest	(766,827)
Net purchase price	$6,200,000

PRINCIPAL SOLAR, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2013

	PSI	Powerhouse One, LLC Pre-Acquisition Operations	Pro Forma Adjustments		Combined Pro Forma Results
Revenues
Power generation	$5,308	$175,044			$180,352
Other	2,567				2,567
Total revenues	7,875	175,044			182,919

Cost of revenues
Depreciation	-	66,486			66,486
Direct operating costs	13,658	27,906			41,564
Total cost of revenues	13,658	94,392			108,050
Gross profit (loss)	(5,783)	80,652			74,869

General and administrative expenses	510,744	7,016			517,760
Operating income (loss)	(516,527)	73,636			(442,891)

Other (income) expense
Interest expense	21,606	94,275	5,504	(a)	121,385
Other income	-	(4)			(4)
Total other expense	21,606	94,271			121,381

Income (loss) before provision for income taxes	(538,133)	(20,635)			(564,272)

Provision for state income taxes	450				450
Net income (loss)	(538,583)	(20,635)			(564,722)

Less: Income attributable to noncontrolling interest in subsidiary	-		8,100	(b)	8,100
Net income (loss) attributable to common stockholders	$(538,583)	$(20,635)			$(572,822)

Net loss per share - basic and diluted	$(0.04)				$(0.03)

Weighted average shares outstanding - basic and diluted	14,946,135		2,955,101	(c)	17,901,236

(a) Net aditional interest expense that would have been incurred if the acquisition had occurred at the beginning of the period

(b) Net income of Powerhouse One, LLC attributable to the noncontrolling interests

(c) Shares issued in connection with the acquisition outstanding for the full period

PRINCIPAL SOLAR, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2012

	PSI	Powerhouse One, LLC	Pro Forma Adjustments		Combined Pro Forma Results
Revenues
Power generation	$17,045	$887,497			$904,542
Other	18,483				18,483
Total revenues	35,528	887,497			923,025

Cost of revenues
Depreciation	22,424	265,947			288,371
Direct operating costs	52,423	128,438			180,861
Total cost of revenues	74,847	394,385			469,232
Gross profit (loss)	(39,319)	493,112			453,793

General and administrative expenses	2,701,282	8,403			2,709,685
Operating income (loss)	(2,740,601)	484,709			(2,255,892)

Other (income) expense
Interest expense	50,332	499,406	(100,292	)(a)	449,446
Other income	-	(9,615)			(9,615)
Total other expense	50,332	489,791			439,831

Loss before provision for income taxes	(2,790,933)	(5,082)			(2,695,723)

Provision for state income taxes	1,901	1,208			3,109
Net (loss)	(2,792,834)	(6,290)			(2,698,832)

Less: Income attributable to noncontrolling interest in subsidiary	-		54,243	(b)	54,243
Net loss attributable to common stockholders	$(2,792,834)	$(6,290)			$(2,753,075)

Net loss per share - basic and diluted	$(0.19)				$(0.16)

Weighted average shares outstanding - basic and diluted	14,655,252		2,955,101	(c)	17,610,353

(a) Net additional interest expense that would have been incurred if the acquisition had occurred at the beginning of the period

(b) Net income of Powerhouse One, LLC attributable to the noncontrolling interests

(c) Shares issued in connection with the acquisition outstanding for the full period